UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 26, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F□

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

On November 26, 2007, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”), announced the appointments of Mr. Tee Chuang Khoo, Professor Yudong Huang and Mr. Xiuyong Zhang as members of its Board of Directors effective November 21, 2007. Mr. Khoo has been appointed to serve as the Chairman of the Audit Committee.

Mr. Tee Chuang Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co. Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo has a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Masters in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

Professor Yudong Huang is currently a Professor and Director of the Department of Applied Chemistry of Harbin Institute of Technology. His research coverage includes PET films. Since 1992, Professor Huang has performed more than 20 research projects, out of which 3 projects have won science and technology awards at the provincial and ministerial levels. He has published more than 60 papers in national and international publications. He was awarded the “Excellent Scientist Prize” of Heilongjiang Province in 1998. Professor Huang graduated from the Department of Applied Chemistry of Harbin Institute of Technology with a Ph.D., and also received his Master and Bachelor degrees from the same institution.

Mr. Xiuyong Zhang has been the Deputy General Manager of Fuwei Films (Shandong) Co., Ltd. since January 2005 and is responsible for the day-to-day management of the financial and taxation matters in the PRC. Prior to joining Shandong Fuwei as a director in July 2004, Mr. Zhang had accumulated more than 10 years of experience in accounting and finance. Mr. Zhang was the vice president of the Weifang branch of Shandong Zhengyuan Hexin Auditors, an accounting firm in China, from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. Mr. Zhang was jointly certified as a public appraiser by the Ministry of Personnel and the Ministry of Finance in the PRC in 2004. He was certified as an accounting professional by the Ministry of Finance in 1997. He graduated with a degree in Accounting from the Shandong Television University in 1996. Mr. Zhang will replace Mr. Tongju Zhou, who resigned as a director and member of the compensation committee in mid-October.

There is no understanding or arrangement between Messrs. Khoo, Huang or Zhang and any director, officer or any other person pursuant to which such person was appointed as a director of the Company. Neither Messrs. Khoo, Huang nor Zhang has in the last two years engaged in any related party transaction with the Company of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1  Press Release dated November 26, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By: /s/ Xiaoan He________
Name: Xiaoan He
Title: Chairman, Chief Executive Officer
Dated: November 27, 2007